Exhibit (a)(1)

COMRIT, A CAYMAN’S ISLANDS EXEMPTED LIMITED PARTNERSHIP, HAS FILED MATERIALS

MAKING A TENDER OFFER TO ALL STOCKHOLDERS TO BUY SHARES OF INLAND INCOME

TRUST COMMON STOCK.

THE BOARD OF INLAND INCOME TRUST UNANIMOUSLY RECOMMENDS THAT YOU DO NOT

SELL (TENDER) YOUR SHARES TO COMRIT.

TO REJECT COMRIT’S OFFER, SIMPLY DO NOT RESPOND TO ANY COMRIT TENDER OFFER

MATERIALS.

OVER TIME, COMRIT HAS MADE MULTIPLE OFFERS AT EVEN HIGHER PRICES AND STATES

THAT, AFTER ITS EXISTING OFFER EXPIRES, IT MAY MAKE ONE OR MORE ADDITIONAL

OFFERS IN THE FUTURE AT A HIGHER PRICE.

If you are considering selling your shares to Comrit, please read the information below

Dear Inland Income Trust Stockholder,

You may have already seen, or you may receive soon, materials from Comrit Investments 1, L.P., a Cayman’s Islands Exempted limited partnership (“Comrit”), offering to purchase, through a tender offer, up to 1,025,000 shares of common stock of Inland Real Estate Income Trust, Inc. (“we,” “the Company” or “Inland Income Trust”) at an unsolicited and opportunistic price of $12.50 per share.

We have previously announced our Board of Director’s (the “Board’s”) decision to review strategic alternatives, including sale of the Company. Subsequently, on October 28, 2024, we announced that the board had engaged a financial advisor to assist with this review. As part of this review, the Company, through the financial advisor, commenced an outreach to entities viewed as potential purchasers seeking offers for the entire Company. This process is continuing.

Although the process may take additional time and may not produce a liquidity event for stockholders, Comrit is attempting to take advantage of this process potentially to your detriment. Comrit, like you, is a stockholder of the Company and stated that it regularly considers and evaluates investments in non-traded REITs such as the Company and looks to purchase additional shares at what it states is the “lowest price which might be acceptable to other [s]hareholders…” Said differently, Comrit is an opportunist that seeks to take advantage of you and potentially profit at your expense. The average price paid by Comrit across multiple offers is $11.64 per share although Comrit has varied its offer price in each offer, from $11.18 per share at the lowest price to $12.51 per share at the highest price. If Comrit can purchase all the shares it seeks in its latest offer, it will own over 5% of our outstanding common stock. Comrit states in its offer that it “reserves the right to gauge the response to this solicitation, and, if not successful in purchasing 1,025,000 [s]hares in this Offer, may consider future offers.”

The Inland Income Trust Board recommends that you reject Comrit’s offer. It is easy to do so. Simply, do nothing other than ignore Comrit’s offer and related paperwork. It is important to note that we expect to continue paying distributions at the current rate even as we are considering strategic alternatives. You will lose the right to distributions on any shares that you tender and lose the opportunity to participate in any liquidity event with respect to the shares tendered to and purchased by Comrit.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT COMRIT’S OFFER TO PURCHASE YOUR SHARES FOR $12.50 PER SHARE.

TO REJECT THE OFFER, SIMPLY DO NOT RESPOND TO ANY TENDER OFFER MATERIALS YOU RECEIVE.

Why reject the Comrit Offer?

•

Comrit acknowledges in its offer materials that in establishing the offer price of $12.50 per share, it is motivated to establish the lowest price that might be acceptable to stockholders consistent with Comrit’s objective, which it states is to profit from the ownership of Inland Income Trust shares.

•

The Board is reviewing strategic alternatives which may lead to a liquidity event for stockholders. Although there is no assurance that a liquidity event will result from this review or the price that may result, the Board believes that stockholders may be better served by waiting for the Board to complete the strategic review.

•

Comrit states that it has not retained an independent person or organization to evaluate or render any opinion with respect to the fairness of its offer price and states that it is making no representation to you as an Inland Income Trust stockholder as to the fairness of Comrit’s offer price.

•

If you sell your shares to Comrit, you will no longer receive distributions or participate in any liquidity event that may result from our Board’s review of strategic alternatives on the shares you have sold although there is no assurance that a liquidity event will occur.

•	None of Inland Income Trust’s directors, executive officers, subsidiaries or other affiliates intends to sell (tender) their shares of stock to Comrit.

If you have already tendered your shares to Comrit or tender them in the future, you may withdraw your tender before the expiration of the offer or otherwise in accordance with Comrit’s offer materials by sending a written or facsimile notice to Comrit.

Inland Income Trust has filed a Schedule 14D-9 with the SEC providing additional detail regarding itself and its officers and directors and the Board’s recommendation in response to Comrit’s offer. The Schedule 14D-9 is available via the Inland Income Trust website at https://inland-investments.com/inland-income-trust/sec-filings and via the SEC’s website at https://www.sec.gov.

Each stockholder must individually evaluate whether to sell (tender) their shares. The Board suggests stockholders carefully consider all the factors discussed in Comrit’s materials and the Board’s recommendation filed on a Schedule 14D-9 response before deciding to tender shares to Comrit. We encourage you to consult with your legal, financial and tax advisors when considering Comrit’s offer.

Any of Comrit’s tender offer materials that Inland Income Trust is required by SEC rules to forward to you will be forwarded at Comrit’s expense. We have not provided Comrit with access to ANY of your personal information or account information.

We appreciate your trust in the Company and thank you for your continued support. If you have questions or need further information about your options, please contact our Investor Services team at 866-My-Inland (866-694-6526).

Sincerely,
INLAND REAL ESTATE INCOME TRUST, INC.

Mark Zalatoris
President and Chief Executive Officer

Inland Income Trust | Page 2